UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________
Form 11-K
__________________________________________________________

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM _______ TO _______
Commission file number: 1-10864

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UnitedHealth Group 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
__________________________________________________________
UnitedHealth Group Incorporated

UnitedHealth Group Center 9900 Bren Road East Minnetonka, Minnesota

 __________________________________________________________

UnitedHealth Group 401(k) Savings Plan
Employer ID No: 41-1321939
Plan Number: 001
Financial Statements as of and for the Years Ended December 31, 2012 and 2011, Supplemental Schedule as of December 31, 2012, and Report of Independent Registered Public Accounting Firm

NOTE:
All other schedules required by Section 2520.103‑10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
UnitedHealth Group 401(k) Savings Plan
Minneapolis, Minnesota

We have audited the accompanying statements of net assets available for benefits of UnitedHealth Group 401(k) Savings Plan (the "Plan") as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
June 18, 2013

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:
Investments - at fair value:
Participant - directed investments	$4,797,068,721	$3,816,666,674

Receivables - notes receivable from participants	155,284,353	130,058,521

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	4,952,353,074	3,946,725,195

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT RESPONSIVE INVESTMENT CONTRACTS	(9,167,703)	(10,430,086)

NET ASSETS AVAILABLE FOR BENEFITS	$4,943,185,371	$3,936,295,109

See Notes to the Financial Statements.

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
ADDITIONS:
Contributions:
Employee	$430,005,657	$370,008,553
Employer	204,067,675	183,319,132
Rollover	67,836,814	35,803,862

Total contributions	701,910,146	589,131,547

Dividends and interest	31,708,691	33,596,553
Net appreciation/(depreciation) in fair value of investments	466,599,046	(81,456,516)
Interest income on notes receivable from participants	6,091,900	5,370,905

Total additions	1,206,309,783	546,642,489

DEDUCTIONS:
Benefits paid to participants	(305,938,317)	(253,454,081)
Administrative expenses	(5,470,908)	(5,130,638)

Total deductions	(311,409,225)	(258,584,719)

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	894,900,558	288,057,770

NET TRANSFERS INTO THE PLAN (Note 9)	111,989,704	49,250,286

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,006,890,262	337,308,056

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,936,295,109	3,598,987,053

End of year	$4,943,185,371	$3,936,295,109

See Notes to the Financial Statements.

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1.	DESCRIPTION OF THE PLAN

The following description of the UnitedHealth Group 401(k) Savings Plan (the “Plan”) is provided for informational purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.
General - The Plan was first established on July 1, 1985, as a defined contribution (profit sharing) plan under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan also contains a cash or deferred arrangement as described in Section 401(k) of the Code. UnitedHealth Group Incorporated (the “Company”) is the Plan's sponsor and administrator. Fidelity Management Trust Company (“Fidelity”) performs recordkeeping and trustee functions relating to the Plan.
Eligibility and Vesting - In general, eligible employees may make pretax and/or Roth elective deferral contributions to the Plan upon employment with a participating employer and are automatically enrolled in the Plan as soon as administratively feasible after their hire date, unless they decline to participate within a prescribed time limit. Participants become eligible for employer safe harbor matching contributions once they are credited with one year of service. Employees whose employment is governed by the terms of a collective bargaining agreement, employees of United Healthcare Plans of Puerto Rico, Inc., persons who the Company classified as leased employees, and certain other classifications of employees are not eligible to participate in the Plan, with the exception of Local 1199C that collectively bargained to be eligible for the Plan in 2006.
Participant contributions and earnings thereon are 100% vested at all times. Participants become 100% vested in employer safe harbor matching contributions, employer matching contributions, and the earnings thereon upon being credited with two years of service. Employer safe harbor matching contributions, employer matching contributions, and the earnings thereon also become fully vested upon the earliest occurrence of any of the following events, while a participant is employed by the Company or certain of its affiliates: (a) death, (b) attainment of age 65, (c) disability (as defined by the Plan), (d) partial or complete termination of or complete discontinuance of contributions to the Plan, or (e) an acceleration date (as defined by the Plan).
Contributions - Eligible employees direct the Company to make pre-tax and/or Roth contributions to the Plan on their behalf through payroll deductions. Eligible employees are automatically enrolled in the Plan as soon as administratively feasible after their hire date at an employee pre-tax contribution rate of 3% of their eligible pay, unless they decline to participate within a prescribed time limit or they elect a different pre-tax contribution rate. Participants who miss the deadline to decline participation will have 90 days from the first biweekly pay date in which employee pre-tax contributions are deducted from their eligible pay to cancel their future contributions and request a withdrawal of any employee pre-tax contributions, including any associated earnings and losses, made to their account since that first biweekly pay date. Different enrollment rules apply to eligible employees who are acquired employees.
In general, the Plan provides for automatic employee pre-tax contribution rate increases until the participant's pre-tax contribution rate reaches 6%. Participants are notified of the automatic rate increases in advance and have the opportunity to decline the automatic increase.

The Plan allows participants to contribute up to 50% of their eligible pay, subject, however, to the Code Section 402(g) limit on participant contributions (which is $17,000 for 2012). Within certain limitations, the Company will make a safe harbor matching contribution to the Plan on a participant's behalf on a dollar-for-dollar basis up to the first 3% of the participant's eligible pay, and an additional 50 cents for each dollar the participant contributes to the Plan up to the next 3% of the participant's eligible pay each pay period. The maximum matching contribution a participant may receive under this formula is 4.5% of the participant's eligible pay each pay period. Participants must make pre-tax contributions and/or Roth contributions to receive the employer safe harbor matching contribution. Participants become eligible for safe harbor matching contributions once they are credited with one year of service. Additional discretionary contributions may also be made by the Company; however, no discretionary contributions were made in 2012 and 2011.
Participants who reach age 50 during a calendar year or who are over age 50 are allowed to make “catch‑up contributions” to the Plan as permitted under Code Section 414(v). The Code limited participant catch-up contributions to $5,500 in 2012. A participant's combined employee pre-tax/Roth contributions and catch-up contributions cannot exceed 80% of the participant's eligible pay.
The Plan accepts rollover contributions of certain distributions from certain qualified plans. Rollover contributions are assets formerly held in an employee benefit plan of a prior employer, qualified under Section 401(a) of the Code, which a participant elects to be transferred into the Plan and were transferred into the Plan during the current year.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's contributions and (b) plan earnings (losses). Allocations are based on participant contributions, earnings (losses) on the participant's account, or the participant's account balance, as described in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investment Options - Subject to the investment rules or limitations applicable to the Plan, eligible participants may direct the trustee to invest their contributions and the Company's contributions in any one or a combination of several funds.
The Plan has various investment options to which participants can elect to allocate their contributions, including a self‑managed brokerage account option.
Dividend Payout - Effective March 1, 2012, the Plan was amended to include the UnitedHealth Group Stock Fund (the “Stock Fund”) Dividend Payout Feature. This feature allows participants invested in the Stock Fund to elect whether dividends payable on Company stock held in the Stock Fund are distributed to participants in cash or reinvested in Company stock within the Stock Fund. The total dividends on the Company stock in the Stock Fund were $1,911,055 for the year ended December 31, 2012. The amount participants elected to be distributed in cash was insignificant.
Distributions - A participant's vested account generally becomes distributable upon the earliest occurrence of any of the following events (an “Event of Maturity”): (a) death, (b) voluntary or involuntary separation from service, or (c) disability (as defined by the Plan).
Distributions occur on a daily basis upon the submission of an application for distribution from the participant. If no such application is submitted, distribution is made in a cash lump‑sum payment no later than the following dates: (a) April 1 following the first calendar year in which the participant has both attained age 70‑1/2 and terminated employment (for distribution to a participant), and

(b) December 31 of the calendar year in which the first anniversary of the participant's death occurs (for distribution to a beneficiary). However, following an Event of Maturity, a participant's account, if valued at less than $1,000, is distributed under the involuntary cash-out rules in cash as a direct distribution to the participant or as a rollover into an Individual Retirement Account or another employer‑sponsored plan (whichever the participant elects).
Notes Receivable from Participants - While employed with the Company, a participant may obtain a loan in an amount that does not exceed (when added to the outstanding balance of any other loan from the Plan) the lesser of one‑half of the participant's vested account balance, as defined, or $50,000 less their highest outstanding loan balance during the 12-month period that ends on the day before the new loan is issued. Other limitations may apply if the participant has a loan from a plan of an acquired company. The minimum loan amount that a participant can borrow is $1,000. The loan bears interest at the prime rate of interest, plus 1% (at the time the participant takes the loan and will remain in effect for the duration of the loan) and is payable over a period not to exceed five years; except that a loan that is used by the participant to acquire a principal residence may, if the loan originated prior to April 1, 2001, be repaid over a period not to exceed 30 years, and if the loan originated on or after April 1, 2001, it may be repaid over a period not to exceed 10 years. As of December 31, 2012 and 2011, the interest rate on loans outstanding varied from 3.25% to 10.50%.
Unallocated Accounts - The Plan has certain unallocated amounts that relate to items such as settlements, lost distributees, lost participants, uncashed checks, and participant forfeitures. The nonvested portion of a participant's account is forfeited as of the earlier of the distribution of the participant's vested account or the occurrence of a five‑year period of break in service. Forfeitures may be used to make restorations for rehired participants (if rehired by the Company or certain of its affiliates within five years of an initial Event of Maturity), to restore forfeited account balances, to reduce Company contributions, to pay Plan expenses, or to correct errors, omissions, and exclusions. Total unallocated amounts used to reduce Company contributions for the years ended December 31, 2012 and 2011 were approximately $5,100,000 and $450,000, respectively. As of December 31, 2012 and 2011, the unallocated accounts ending balances were $1,899,357 and $6,268,671, respectively.
Plan Amendment or Termination - Although it has not expressed any intention to do so, the Company has the right to discontinue contributions or to amend or terminate the Plan at any time. In the event of the Plan's termination, participants' accounts would become 100% vested and the Company could direct either the current distribution of the assets or the continuation of the trust, in which case distribution of the benefits would occur in accordance with the terms of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates - The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan provides for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
Investments - During the years ended December 31, 2012 and 2011, the Plan's investments (including investments bought, sold, and held during the year) appreciated/(depreciated) in value by $466,599,046 and $(81,456,516), respectively, as follows:

	2012	2011

Common collective trust	$236,230,152	$(48,310,910)
Synthetic guaranteed investment contract	9,715,592	9,075,599

Net appreciation/(depreciation) in fair value of investments at estimated fair value	245,945,744	(39,235,311)

Common stock	33,725,812	26,323,580
Mutual funds	164,391,358	(68,997,277)
Fixed-income securities	22,536,132	452,492

Net appreciation/(depreciation) in fair value of investments as determined by quoted market prices	220,653,302	(42,221,205)

Net appreciation/(depreciation)	$466,599,046	$(81,456,516)

The fair market values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2012 and 2011, were as follows:

	2012	2011

Vanguard Institutional Index Fund	$487,726,786	$390,968,520
American Europacific Growth Fund	351,944,827	291,554,263
Wellington Mid-Cap Opportunities Fund	313,088,740	263,045,918
Wells Fargo DJ Target 2030 N	278,194,288	202,695,379
Wells Fargo DJ Target 2035 N	276,095,951	196,951,638
Wells Fargo DJ Target 2025 N	262,185,385	*

* Investment represents less than 5% of the Plan's net assets in the year indicated.

Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value ("NAV") of shares held by the Plan at year-end. Common stock is valued at quoted market prices. Cash and cash equivalents are highly liquid investments that have an original maturity of three months or less. The fair value of cash and cash equivalents approximates their carrying value because of the short maturity of the instruments. The estimated fair values of debt securities are based on quoted market prices and/or other market data for the same or comparable instruments and transactions in establishing the prices. The units of the common/collective investment trust funds and pooled separate account are stated at fair value as determined by issuer of the common/collective investment trust funds based on the fair market value of the underlying investments.

The fair value of the Synthetic Guaranteed Investment Contracts (“Synthetic GIC”) is determined based on the components of the Synthetic GIC. The Synthetic GIC is comprised of two main components; underlying investments in fixed income securities and wrapper contracts issued by banks and insurance companies in which the issuer guarantees a specified interest rate. The fair value of the wrapper contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The underlying investments are valued at fair market value using quoted market prices or other market data.

The Company is responsible for the determination of fair value. Accordingly, it performs periodic analysis on the prices received from the pricing services used to determine whether the prices are reasonable estimates of fair value. As a result of these reviews, the Company has not historically adjusted the prices obtained from the pricing services. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 962, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP), the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract-value basis and are not affected by the FSP.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Unrealized gains and losses are recorded in the period in which they occur. The trustee holds all assets.

Administrative Expenses - Administrative expenses of the Plan are paid by both the Plan and the Company. Recordkeeping fees are paid by the participants quarterly based on the number of participants. The Company pays fees related to trust and investment services, conversion planning and merger fees, Form 5500 preparation, discrimination testing, qualified domestic relations order services, employee education, statement mailings, postage, enrollment kits, annual financial statement audit, and address searches.
Payment of Benefits - Benefit payments to participants are recorded upon distribution.
New Accounting Standards
ASU No. 2010-06, Fair Value Measurements and Disclosures - In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement is effective for fiscal years beginning after December 15, 2010. The adoption in 2011 did not materially affect the Plan's financial statements.
ASU No. 2011-04 - In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU No. 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption in 2012 did not materially affect the Plan's financial statements.

3.	FAIR VALUE MEASUREMENTS

ASC 820 established a single authoritative definition of fair value, set a framework for measuring fair value, and required additional disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's assets measured at fair value on a recurring basis at December 31, 2012 and 2011.
In accordance with ASC 820, the tables below include the major categorization for debt and equity securities as of December 31, 2012 and 2011, on the basis of the nature and risk of the investments.

	Fair Value Measurements at December 31, 2012
	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total Fair Value

Cash and cash equivalents	$23,475,179	$—	$—	$23,475,179

Fixed-income securities:
U.S. government and agencies	57,836,790	94,205,377	—	152,042,167
Corporate	—	143,991,389	—	143,991,389
Other	—	19,965,305	—	19,965,305

Total fixed-income securities	57,836,790	258,162,071	—	315,998,861

Mutual funds:
Large-cap funds	491,397,435	—	—	491,397,435
Mid-cap funds	223,563,240	—	—	223,563,240
Small-cap funds	211,970,085	—	—	211,970,085
Other fixed income	5,600,775	—	—	5,600,775
Balanced funds	473,686	—	—	473,686
International large-cap funds	402,667,408	—	—	402,667,408
Short-term funds	1,688,155	—	—	1,688,155
Equity funds	1,572,324	—	—	1,572,324

Total mutual funds	1,338,933,108	—	—	1,338,933,108

Common Stock:
UnitedHealth Group	126,381,749	—	—	126,381,749
Other	206,077,265	—	—	206,077,265

Total common stock	332,459,014	—	—	332,459,014

Preferred stock	149,039	—	—	149,039

Common/collective trust	—	2,374,445,762	—	2,374,445,762

Pooled separate account	—	134,111,602	—	134,111,602

Synthetic GIC	4,050,224	273,445,932	—	277,496,156

Total	$1,756,903,354	$3,040,165,367	$—	$4,797,068,721

	Fair Value Measurements at December 31, 2011
	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total Fair Value

Cash and cash equivalents	$24,913,797	$—	$—	$24,913,797

Fixed-income securities:
U.S. government and agencies	21,136,568	112,151,567	—	133,288,135
Corporate	—	112,080,548	—	112,080,548
Other	—	16,484,197	—	16,484,197

Total fixed-income securities	21,136,568	240,716,312	—	261,852,880

Mutual funds:
Large-cap funds	393,725,276	—	—	393,725,276
Mid-cap funds	183,335,968	—	—	183,335,968
Small-cap funds	175,099,827	—	—	175,099,827
Other fixed income	3,405,189	—	—	3,405,189
Balanced funds	445,708	—	—	445,708
International large-cap funds	303,571,283	—	—	303,571,283
Short-term funds	5,586,799	—	—	5,586,799
Equity funds	1,270,662	—	—	1,270,662

Total mutual funds	1,066,440,712	—	—	1,066,440,712

Common Stock:
UnitedHealth Group	126,077,465	—	—	126,077,465
Other	170,950,804	—	—	170,950,804

Total common stock	297,028,269	—	—	297,028,269

Preferred stock	64,613	—	—	64,613

Common/collective trust	—	1,803,903,399	—	1,803,903,399

Synthetic GIC	(1,990,086)	362,559,133	1,893,957	362,463,004

Total	$1,407,593,873	$2,407,178,844	$1,893,957	$3,816,666,674

For the years ended December 31, 2012 and 2011, there were no significant transfers in or out of Levels 1, 2, or 3. Except for the common/collective trusts and Synthetic GIC (see Note 6) the Plan's investments do not have redemption or other restrictions.
A summary of changes in the fair value of the Plan's Level 3 assets for the years ended December 31, 2012 and 2011, is set forth in the following table:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Asset-backed Securities	Wrapper Contracts	Total

Beginning balance --- January 1, 2012	$—	$1,893,957	$1,893,957
Transfers into Level 3	—	—	—
Transfers out of Level 3	—	(137,916)	(137,916)

Total losses included in changes in net assets	—	(1,756,041)	(1,756,041)
Purchases, issuances, sales and settlements:
Purchases	—	—	—
Issuances	—	—	—
Sales	—	—	—
Settlements	—	—	—

Ending balance -- December 31, 2012	$—	$—	$—

The amount of total losses for the period included in changes in net assets attributable to the change in unrealized gains or losses related to assets still held at the reporting date	$—	$(1,756,041)	$(1,756,041)

Beginning balance --- January 1, 2011	$183,241	$1,803,068	$1,986,309
Transfers into Level 3	—	—	—
Transfers out of Level 3	—	—	—

Total gains included in changes in net assets	—	90,889	90,889
Purchases, issuances, sales and settlements:
Purchases	—	—	—
Issuances	—	—	—
Sales	(183,241)	—	(183,241)
Settlements	—	—	—

Ending balance -- December 31, 2011	$—	$1,893,957	$1,893,957

The amount of total gains for the period included in changes in net assets attributable to the change in unrealized gains or losses related to assets still held at the reporting date	$—	$90,889	$90,889

4.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated October 14, 2003, that the Plan is designed in accordance with applicable Code qualification requirements. The Plan has been amended since receiving the determination letter; however, the Company believes that the Plan is currently designed and operating in compliance with the applicable qualification requirements of the Code and the Plan is tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.
Additionally, the Plan was amended and restated in its entirety effective January 1, 2010, to comply with the requirements of the Economic Growth Tax Relief Reconciliation Act. The Plan was submitted to the IRS for a favorable determination letter in January 2010 via the Voluntary Correction Program under the Employee Plans Compliance Resolution System.  The Plan sponsor believes the Plan has maintained its tax-exempt status.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

5.	RECONCILIATION TO THE FORM 5500

As of December 31, 2012 and 2011, the Plan had $834,486 and $568,113, respectively, of deemed distributions of notes receivable from participants. This amount is recorded as a distribution in the Plan's Form 5500; however, in accordance with GAAP, it is not reflected in the statements of net assets available for benefits.
A reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2012 and 2011, is as follows:

	2012	2011

Net assets available for benefits per the financial statements	$4,943,185,371	$3,936,295,109
Deemed distributions of participants' loans	(834,486)	(568,113)
Fair market value adjustment of investment contracts	9,167,703	10,430,086

Net assets available for benefits per the Form 5500	$4,951,518,588	$3,946,157,082

A reconciliation of the increase in net assets per the financial statements to the net income per the Form 5500 for the years ended December 31, 2012 and 2011, is as follows:

	2012	2011

Increase in net assets per the financial statements	$1,006,890,262	$337,308,056
Deemed distributions activity	(266,373)	(445,104)
Fair market value adjustment of investment contracts	(1,262,383)	5,346,912

Net income per the Form 5500	$1,005,361,506	$342,209,864

6.	NET ASSET VALUE PER SHARE

A summary of the Plan's investments with a reported NAV as of December 31, 2012 and 2011, is set forth as follows:

Investment	Fair Value (1)	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions (2)	Redemption Notice Period

December 31, 2012

Common/collective trust (3)	$2,266,765,357	$—	Immediate	Various	Various
Stable value collective trust(4)	107,680,405	—	Immediate	Various	Various

Total common/collective trust	$2,374,445,762	$—

Investment	Fair Value (1)	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions (2)	Redemption Notice Period

December 31, 2011

Common/collective trust (3)	$1,698,954,739	$—	Immediate	Various	Various
Stable value collective trust(4)	104,948,660	—	Immediate	Various	Various

Total common/collective trust	$1,803,903,399	$—

(1)	The fair values of the investments are based on the fair values of the underlying investments in the funds.

(2)	Certain events may cause funds held in the common/collective trust and stable value collective trust to be deferred, including, but not limited to, the following:

(i)	Closing or disruption of the financial markets or exchanges in which a transaction is unable to be settled prudently.

(ii)	An emergency situation in which the disposition of assets would be seriously prejudicial to Plan participants.

(iii)	Breakdown in the means of communication normally employed to determine fair market value of an investment.

(iv)	Investments cannot be effected at normal rates of exchange.

None of these events occurred in 2011 or 2012.

(3)	The funds in the common/collective trusts employ a variety of investment strategies, including, but not limited to, long-term capital growth.

(4)
The stable value collective trust calculates its NAV based on the contract value of the fund and on the fair value based on the underlying assets in the fund. All transactions with the stable value are at the NAV at contract value. The NAV at contract value at December 31, 2012 and 2011 is $86.10 and $84.54, respectively, and the fair value NAV at December 31, 2012 and 2011 is $87.62 and $85.86, respectively.

Certain events may allow the issuer to terminate a fully benefit‑responsive investment contract and settle at an amount different from contract value. Such events are not expected, but may include the termination of the Plan or the trust holding the replacement of the trustee of the fund without the consent of the issuer of the wrapper agreements, a breach of the contract terms by a counterparty, or a legal or regulatory event as an adverse ruling by a regulatory agency.
Certain events may limit the ability of the fund to transact at contract value with the contract issuers for participant's benefit payments or investment transfers. Such events include, but are not limited to, plant closings, divestitures, partial Plan termination, bankruptcy, layoff, or early retirement incentive program, and disqualification of trust from being a “qualified trust.” However, the Plan sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are likely.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments managed by the trustees qualify as exempt party‑in‑interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. The investment of the Plan in the Company's common stock is considered a party‑in‑interest transaction. At December 31, 2012, the Plan held 2,330,047 shares of common stock of the Company with a cost basis of $73,909,091. At December 31, 2011, the Plan held 2,487,920 shares of common stock of the Company with a cost basis of $78,916,822.

8.	WRAPPER CONTRACTS

The Plan provides a self-managed stable value investment option fund (the “Stable Value Fund”) to participants that includes Synthetic GICs, which simulate the performance of a GIC through an issuer's guarantee of a specific interest rate and a portfolio of financial instruments that are owned by the Plan. The Plan has entered into wrapper contracts with Bank of America, Monumental Life Insurance Company, NATIXIS, Pacific Life Insurance Company, and Metropolitan Life Insurance Company. In 2012, the Plan terminated the wrapper contracts with Rabobank, J.P. Morgan, and State Street. Contributions are maintained in a pooled account and are credited with earnings based on the contract crediting rates. The crediting interest rate is based on an agreed‑upon formula with the issuers of the contracts. It is generally reset quarterly according to each wrapper contract and is tied to the performance and duration of the wrapper contracts. Most agreements use a formula that is based on the characteristics of the underlying investments. Generally, the wrapper contracts amortize the gains and losses of the bond portfolios over the duration of the portfolios through the crediting rate of the wrapper contracts.
Plan management believes no reserves are necessary against contract value for credit risk of the contract issuer or otherwise as of December 31, 2012 and 2011. Both the average yield of the contracts and the average yield credited to the participants during 2012 and 2011 were 1.95% and 2.08%, respectively. The crediting interest rate for the contracts at December 31, 2012 and 2011 was 1.94% and 2.11%, respectively.

The Stable Value Fund is charged for Plan withdrawals and administrative expenses. The wrapper contracts are included in the financial statements at fair value and then adjusted to contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive.
The contract value and fair value of the contracts as of December 31, 2012, were as follows:

2012	Investments at Fair Value	Wrapper Contracts at Fair Value	Total Investments at Fair Value	Investments at Contract Value

Synthetic GICs:
Bank of America	$50,954,841	$36,964	$50,991,805	$49,889,440
NATIXIS	48,267,371	35,001	48,302,372	47,239,559
Monumental Life Insurance Company	128,358,751	29,870	128,388,621	125,980,499
Pacific Life Insurance Company	49,777,277	36,081	49,813,358	48,696,836
Metropolitan Life Insurance Company	134,111,602	—	134,111,602	132,068,296

Total	$411,469,842	$137,916	$411,607,758	$403,874,630
The contract value and fair value of the contracts as of December 31, 2011, were as follows:

2011	Investments at Fair Value	Wrapper Contracts at Fair Value	Total Investments at Fair Value	Investments at Contract Value

Synthetic GICs:
J.P. Morgan	$57,091,311	$412,155	$57,503,466	$55,998,979
Bank of America	49,777,930	287,346	50,065,276	48,801,789
NATIXIS	47,152,533	271,795	47,424,328	46,160,591
Monumental Life Insurance Company	64,920,990	374,968	65,295,958	63,683,037
Pacific Life Insurance Company	48,627,564	168,160	48,795,724	47,599,613
Rabobank	45,400,297	104,930	45,505,227	44,552,340
State Street	47,598,422	274,603	47,873,025	46,637,411

Total	$360,569,047	$1,893,957	$362,463,004	$353,433,760

9.	PLAN TRANSFERS

During 2012 the Sierra Health Automatic Retirement Plan and the Picis, Inc. 401(k) Profit Sharing Plan & Trust merged into the Plan and their investment balances of $111,528,952 and $24,789,037, respectively, were transferred to the Plan. Also during 2012 an investment balance of $24,707,617 was transferred out of the Plan into the newly formed Optum Clinical Services, Inc. 401(k) Savings Plan.
During 2011 the Golden Rule Salary Savings Plan and the Unison Administrative Services, LLC 401(k) Plan merged into the Plan and their investment balances of $37,800,572 and $11,449,714, respectively, were transferred to the Plan.

10.	SUBSEQUENT EVENTS

For the year ended December 31, 2012, subsequent events were evaluated through June 18, 2013, the date the financial statements were available to be issued.
There are no events subsequent to December 31, 2012, that require adjustment or disclosure.
******

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT
TO THE REQUIREMENTS OF FORM 5500

UNITEDHEALTH GROUP 401(k) SAVINGS PLAN
(EIN 41-1321939, Plan #001)

FORM 5500, SCHEDULE H, Part IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

Current Value
COMMON/COLLECTIVE TRUST FUNDS:
Wellington Mid-Cap Opportunities Fund	$313,088,740
Wells Fargo DJ Target 2030 N	278,194,288
Wells Fargo DJ Target 2035 N	276,095,951
Wells Fargo DJ Target 2025 N	262,185,385
EB Diversified Stock Fund	224,749,732
Wells Fargo DJ Target 2040 N	216,028,496
Wells Fargo DJ Target 2020 N	214,080,386
Wells Fargo DJ Target 2045 N	144,864,261
Wells Fargo DJ Target 2015 N	124,633,517
RiverSource Trust Income Fund I *	107,680,406
Wells Fargo DJ Target 2050 N	66,559,945
Wells Fargo DJ Target 2010 N	40,696,135
Fidelity STIF*	36,694,951
SSgA Bond Index Non-Lending Series Fund	33,083,165
Northern Trust Treasury Inflation	17,030,657
Wells Fargo DJ Target Today N	10,931,761
SSgA Global Equity Ex-US Index Fund	7,847,986

Total common/collective trust funds	2,374,445,762

MUTUAL FUNDS:
Vanguard Institutional Index Fund	487,726,786
American Europacific Growth Fund	351,944,827
Vanguard Mid-Cap Index Fund Plus	222,696,359
Vanguard Small-Cap Index Fund Plus	210,901,895
Aberdeen Emerging Markets Instl Fund	24,944,544
PIMCO All Asset Fund Instl Class	22,619,247
Vanguard Prime Money Market Institutional	1,223,209

Total mutual funds	1,322,056,867

SYNTHETIC INVESTMENT CONTRACTS - Underlying investments
MetLife Separate Account #675 - Columbia Management	134,111,602
FHLG 15YR 3.50% 10/25 #E02735	9,903,046
FFCB VFAC 7/14/14	9,431,102
USTN .75% 10/31/17	9,027,531
USTN .625% 9/30/17	8,237,099
SSBK GOVT STIF FUND	7,648,679
USTN .5% 7/31/17	7,459,968
USTN .375% 3/15/15	5,509,894
FNR 2012-31 AD 1.75% 10/22	5,050,264
FNMA 15YR 4.50% 8/18 #254833	4,404,373

(Continued)

Current Value
SYNTHETIC INVESTMENT CONTRACTS - Underlying investments
FHLG 15YR 3% 01/28#TBA	$3,589,931
USTN TII 1.875% 7/15/15	3,003,972
USTN .375% 11/15/15	3,002,174
FNMA 15YR 4.50% 6/18 #254759	2,929,543
USTN 0.0% XX/XX/XX	2,762,469
GNR 2012-53 A 2.1412% 4/40	2,759,958
GNR 2012-89 A 1.537% 1/36	2,721,906
DIAGEO CPTL PLC 1.5% 5/11/17	2,605,736
FNMA 15YR 5.50% 12/17 #555165	2,580,998
GNR 2011-49 A 2.45% 7/38	2,487,277
AT&T INC 2.5% 8/15/15	2,424,727
VERIZON COMMUNICATIN 3% 4/1/16	2,385,291
FNR 2011-15 HT 5.5 3/26	2,188,258
GNR 2010-102 AE 0 11/39	2,095,338
GNR 2011-161 A 1.738% 1/34	2,070,708
JPMORGAN CHASE & CO 3.45% 3/16	2,066,016
LBUBS 2004-C1 A4 4.568% 1/31	2,043,896
CSFB 05-C1 A4 CSTR 2/38	2,038,151
LBUBS 2004-C6 A6 CSTR 8/29	2,037,690
WBCMT 2006-C29 A4 5.308 11/48	2,019,768
CSFB 2004-C1 A4 4.75% 1/37	1,976,184
GNR 2010-13 A 2.461% 8/22	1,933,369
TORONTO DOMINI 2.375% 10/19/16	1,899,502
RABOBANK NEDRLD MTN 2.125 10/15	1,881,471
GNR 2009-99 A 3.42% 11/35	1,879,236
PEPSICO INC .7% 8/13/15	1,867,219
GNR 2010-18 A 3.1% 12/50	1,846,242
ONTARIO PROV GLB 4.75 1/19/16	1,829,405
BANK NY MELLON 3ML+23 10/23/15	1,800,855
FHLG 15YR 3.00% 1/27 #J17742	1,794,461
MLMT 2003-KEY1 A4 5.236 11/35	1,788,206
GNR 2009-114 A 3.1% 12/38	1,770,899
FHLG 15YR 4.00% 8/25 #J12840	1,718,095
FNMA 15YR 5.50% 10/21 #AL0408	1,707,729
FHMS K008 A1 2.746% 12/19	1,701,662
FNMA 15YR 3.50% 9/25 #AE2572	1,681,476
CATERPILR FIN MTN 1.1% 5/29/15	1,655,102
BERKSHIRE HATH FIN 1.6 5/15/17	1,643,777
FNMAMTN VFAC FDL+32 1/20/16	1,626,837
FNR 2009-37 KA 4% 3/24	1,622,134
BANK AMER GMTN 7.375 5/15/14	1,611,099
GNR 2012-55 AB 1.75% 08/33	1,593,257
FNMA 15YR 5.50% 12/18 #735575	1,579,902
WELLS FARGO & CO 2.1% 5/08/17	1,554,930
BACM 04-3 A5 CSTR 6/39	1,534,213
WBCMT 05-C18 A4 CSTR 4/42	1,513,547
CF 2012-1A A 1ML+75 11/23	1,504,393
FNMA 7-YR 5.25% 5/16 #745727	1,477,251

(Continued)

Current Value
SYNTHETIC INVESTMENT CONTRACTS - Underlying investments
GECAPMTN FRN 3ML+87 5/09/16	$1,474,422
MORGAN STANLEY 5.375 10/15/15	1,471,914
CAROLINA PWR &L 5.3% 1/15/19	1,428,550
ASTRAZENECA 1.95% 9/18/19	1,425,459
AMOT 2011-3 A1 1ML+63 5/16	1,405,977
BP CAPITAL MARKET 3.2% 3/11/16	1,399,113
IBM CORP 1.95% 7/22/16	1,388,067
CNH 2010-A A4 2.49% 1/16	1,380,970
CONOCOPHILLIPS 5.75% 2/01/19	1,378,270
US BANCORP 2.45% 7/27/15	1,377,551
PPHEA 2011-2 A1 3ML+50 7/21	1,364,528
UNITEDHEALTH GRP 6 2/15/18*	1,363,353
CIBC 1.45% 9/13/13	1,361,074
GNR 2012-79 A 1.8% 4/39	1,355,872
SANOFI-AVENTIS FRN 3ML+31	1,355,116
COMM 05-LP5 A4 CSTR 5/43	1,350,950
ROCHE HLDGS INC 5% 3/01/14144A	1,349,910
SOUTHERN CALIF 5.5% 3/15/14	1,349,497
ANHEUSER BUSCH 5.375% 11/14	1,349,128
GNR 2011-143 A 3% 7/43	1,337,913
SOCALED CAL FRN 3ML+45 9/15/14	1,307,730
GNR 2010-16 AB 2.676% 5/33	1,300,911
WALT DISNEY COMPANY .45% 12/15	1,269,104
GNR 2012-86 AB 1.54585% 4/40	1,266,939
GSINC 5.125% 1/15/15 GLOBAL	1,262,532
MHESA 2006-1 A 3ML+10 3/20/24	1,248,010
CITIGROUP MTN 5.5% 10/15/14	1,247,120
AMOT 2012-3 A1 1ML+70 6/17	1,238,559
SLMA 2010-1 A 1ML+40 3/25	1,201,081
AMERICAN EXPS 3ML+45 11/13/15	1,199,523
CD 2005-CD1 A4 CSTR 7/44	1,192,234
LLOYDS TSB GLOBAL 4.875% 1/16	1,180,785
FNMA 15YR 5.50% 1/18 #681771	1,167,078
ING BANK 3ML+164 9/25/15	1,163,169
GNR 2011-143 AB 3.9739% 3/33	1,153,637
FNMA 15YR 6.00% 4/23 #974740	1,132,274
GNR 2009-80 A 3.51% 5/41	1,127,519
PNC FUNDING CORP 2.7% 9/19/16	1,117,076
HSBC BNK PLC MTN 3.5%6/15 144A	1,113,963
UNITED TEC 3ML+50 6/01/15	1,111,606
SMAT 2012-2USA A3B 0 10/16	1,108,696
JOHN DEERE CAPL 3ML+22 3/03/14	1,102,007
FORDF 2010-5 A1 1.5% 9/15	1,078,116
LBUBS 2005-C1 A4 4.74% 2/30	1,071,596
GEN ELEC CAP CP 3ML+20 5/11/16	1,038,573
EFSV3 2012-1 A1 1ML+60 10/21	1,031,849
BB&T CORPORATION 1.6% 8/15/17	1,017,744
GALC 2009-1 A4 3.19% 12/13	1,016,537
FHLG 15YR 3.5% 07/26#J16061	1,010,605

(Continued)

Current Value

SYNTHETIC INVESTMENT CONTRACTS - Underlying investments
EFCT 2004-1 A2 1ML+16 12/22	$1,005,035
FNMA 7-YR 5.52% 7/16 #462237	989,751
GCCFC 2007-GG9 A2 5.381 3/39	984,680
MET LIFE GLBL 3.125% 1/16 144A	983,398
BANK MONTREAL FRN 9/11/15	969,463
JPMCC 03-LN1 A2 CSTR 10/37	968,319
BACM 2005-4 ASB 4.867 7/45	966,541
NSLC 04-2A A4 @LIBUS3+14 8/19	954,349
GNR 2011-110 A 2.2366% 3/33	949,782
GNR 2007-77 C CSTR 2/36	947,759
TRANSCANADA PIPE 3.4% 6/1/15	931,608
ACE INA HOLDING 2.6% 11/23/15	915,638
FNR 2010-87 GA 4% 2/24	909,346
AMCAR 2012-3 A2 0.71% 12/15	902,001
GNR 2011-142 A 2.337% 10/40	892,687
SIMON PROPERTY 5.875% 3/01/17	872,335
FNMA 15YR 4.50% 9/24 #AC0543	858,508
MBMOT 2012-BA A 1ML+27 11/14	840,357
MMAF 2012-AA A2 0.84% 1/15	826,413
FNMA 15YR 4.50% 10/24 #AC4799	816,345
GNR 2010-52 AB 2.94% 8/27	813,870
FNMA 15YR 5.50% 5/19 #AD0631	812,184
FNMA 15YR 4.50% 4/18 #699278	800,938
FNMA 15YR 5.50% 5/23 #AL1555	791,512
SOUTHERN CALF ED 5% 1/15/16	783,679
FHLG 15YR 3.00% 8/27 #G14530	779,346
PPHEA 2011-1 A1 3ML+50 10/18	754,323
GNR 2009-86 A 3.54% 9/35	752,471
HALST 2012-A A2 0.68% 1/15	751,539
FHLG 15YR 3.5% 01/26#J13972	751,088
ISLLC 2005-1 A2 3ML+10 3/22	719,442
FNMA 15YR 5.00% 7/20 #833731	701,455
SMAT 2012-4US A3B 1ML+55 3/17	695,473
FORDF 2012-4 A1 0.74% 9/16	690,474
EFF 2012-2 A2 0.72% 9/13	690,003
ALLYL 2012-SN1 A2 0.51% 12/14	685,275
NEF 2005-1 A1 3ML+10 10/26	681,390
FNMA 15YR 5.50% 2/23 #965748	681,320
FNMA 15YR 3.50% 10/25 #AE6134	664,234
SLMA 2006-6 A2 3ML+8 10/22	654,109
FHLM ARM 4.73% 7/35 #1G0847	648,923
FHLG 15YR 3.5% 08/26#J16317	613,320
FHR 3812 BE 2.75% 9/15/18	605,104
CITEL 2005-1 A2 3ML+9 3/22	592,408
FNR 2011-16 GJ 3.5% 3/26	588,485
FNMA 15YR 5.50% 8/23 #933985	586,952
GNR 2010-49 A 2.87% 3/51	571,097

(Continued)

Current Value
SYNTHETIC INVESTMENT CONTRACTS - Underlying investments
FNMA 15YR 5.00% 11/19 #785738	$564,929
FHLG 15YR 3.5% 12/25#J13807	557,897
BACM 2006-2 AAB CSTR 5/45	555,113
FNMA 15YR 4.50% 1/23 #969478	541,388
FHLG 15YR 3.5% 12/25#G18369	538,471
FHLG 15YR 4.00% 7/26 #G14336	535,710
GECMC 04-C3 A4 CSTR 7/39	533,088
FHLM ARM 5.90% 8/36 #1G2450	532,687
AMOT 2011-4 A1 1ML+80 9/16	529,288
FNMA 15YR 4.50% 6/24 #AA9369	516,031
GNR 2010-16 A 3.214% 1/40	507,192
GNR 2012-19 A 1.829% 3/39	504,211
FHLG 15YR 3.5% 07/26#G14197	504,104
GNR 2010-102 AC 2.264% 11/39	500,085
UTAH STUD 3ML+ 05/01/23	484,495
FNMA 15YR 5.50% 8/23 #988961	474,925
FNMA 15YR 5.50% 1/25 #890449	461,617
FNMA 10YR 3.50% 9/20 #MA0521	457,694
GEDFT 2012-4 A 1ML+44 10/17	450,266
FHLG 15YR 3.5% 07/26#E02930	435,445
FHLM ARM 6.15% 1/37 #1G2598	429,260
FNMA 6.00% 4/33 #555528	424,294
FHLG 15YR 3.50% 7/26 #J15991	415,881
FNMA 15YR 5.00% 11/18 #751718	366,716
FNMA ARM 6ML+83.6 6/37 #888989	366,248
FNMA 15YR 5.00% 12/18 #753940	354,404
FHLG 15YR 6.00% 8/17 #E91004	267,056
FNR 2004-60 PA 5.5% 4/34	254,431
MSC 2006-HQ9 AAB 5.685 7/44	248,368
FNMA 6.50% 3/33 #685433	229,606
PACIFI CORP 5.45% 9/15/13	220,442
FHLM ARM 5.67% 9/37 #1J0614	217,704
FHLM ARM 6.01% 10/37 #1G2264	206,053
FNMA 15YR 5.50% 3/18 #681400	188,574
FNMA 15YR 5.00% 6/18 #709901	187,915
FNMA 15YR 5.00% 11/18 #740843	184,956
FNMA 15YR 4.50% 1/25 #AD2617	177,375
FNMA ARM 5.92% 7/36 #887648	176,894
FNMA 15YR 3.50% 8/26 #AL1581	167,006
FNMA 15YR 3.50% 11/20 #AB1827	161,473
FNMA ARM 12ML+152 2/36 #866097	142,102
FNMA 15YR 5.00% 6/18 #724867	140,344
FNMA ARM 5.067% 11/34 #799769	131,815
FNMA 6.50% 8/32 #655679	130,009
FNMA ARM 12ML+160 12/35#844705	127,963
FHR 3296 NA 5% 2/21	123,114
FNMA 7.00% 8/27 #251348	116,006
FHLG 15YR 5.00% 6/18 #E97248	108,992
FNMA 10YR 5.50% 3/17 #256646	92,485
FHLG 15YR 5.00% 11/17 #E92454	91,665

(Continued)

Current Value
SYNTHETIC INVESTMENT CONTRACTS - Underlying investments
FNMA ARM 12ML+186 6/36 #872753	$87,919
FNMA 15YR 4.50% 4/23 #962845	87,216
FNMA ARM 5.069% 10/34 #801344	85,156
FNMA 15YR 4.50% 3/23 #962078	82,406
FHLG 15YR 6.50% 7/17 #E90585	77,647
FHLG 15YR 3.00% 5/27 #J19197	76,095
FNMA 15YR 5.50% 5/18 #703937	62,794
FNMA ARM 12ML+145 1/36 #849082	62,233
FNMA ARM 4.901% 6/33 #705304	58,948
FNMA 15YR 5.50% 9/21 #256397	49,069
FNMA 15YR 5.50% 10/20 #889213	47,660
FHLM ARM 5.026% 5/33 #780514	47,164
FNMA 15YR 5.50% 9/17 #662079	37,315
FNMA 15YR 5.50% 6/20 #745192	36,919
FNMA 15YR 5.50% 9/17 #663346	36,299
FNMA 15YR 6.00% 3/17 #633966	35,971
FNMA 15YR 6.00% 4/16 #568049	32,764
FNMA 7.00% 6/28 #251946	29,179
FNMA 15YR 7.00% 4/17 #254291	28,557
FNMA 15YR 5.50% 4/18 #695838	26,711
FHLG 15YR 3.5% 10/25#J13300	23,934
FNMA 15YR 4.50% 4/26 #AL1364	23,176
FNMA 15YR 5.50% 7/24 #AL1187	22,654
FNMA 10YR 3.50% 1/21 #MA0629	22,307
FNMA 15YR 4.50% 3/21 #869800	22,305
FNMA 15YR 4.50% 12/17 #668363	16,905
FNMA 15YR 4.50% 4/24 #AA5025	14,376
FNMA ARM 5.80% 1/36 #849170	13,407
FHLG 15YR 3.5% 07/26#E02935	13,076
FNMA 15YR 4.50% 7/23 #986197	11,906
FNMA 15YR 5.50% 9/17 #256889	11,472
FNMA 15YR 7.00% 9/14 #518159	9,898
FNMA 15YR 5.50% 11/16 #256533	8,959
FNMA 15YR 5.50% 11/17 #674152	8,339
FNMA 15YR 4.50% 5/24 #995699	7,526
FNMA 15YR 5.50% 4/22 #937040	6,527
FNMA 15YR 5.50% 3/22 #817870	6,287
FNMA 15YR 5.50% 11/18 #735454	6,100
FNMA 15YR 5.50% 6/16 #581455	4,782
FNMA 15YR 5.50% 1/17 #625931	4,705
FNMA 15YR 5.50% 11/18 #743794	4,675
FNMA 15YR 5.50% 1/20 #810266	4,426
Riversource Money Market Fund 1 (net of pending cash)*	(3,598,463)

Total underlying investments in synthetic contracts	411,469,842

(Continued)

		Current Value

WRAPPERS AT FAIR VALUE:	Rate
Bank of America	2.020%	$36,964
NATIXIS	2.475%	35,001
Monumental Life Insurance Company	1.870%	29,870
Pacific Insurance Company	2.067%	36,081

Total wrappers at fair value		137,916

COMMON STOCK:
UnitedHealth Group*		126,381,749
Ashland Inc		4,453,910
Advance Auto Parts Inc		3,674,657
World Fuel Services Corp		3,081,163
Dxp Enterprises Inc		3,013,879
Wesco International Inc		2,881,958
Mednax Inc		2,647,221
Cinemark Holdings Inc		2,644,504
Regal-Beloit Corp		2,614,437
Denbury Resources Inc		2,611,116
Hospira Inc		2,512,290
Jarden Corp		2,506,933
Rock Tenn Company Cl A		2,470,619
Walter Invt Mgt		2,470,208
Onyx Pharmaceuticals Inc		2,302,910
Tupperware Brands Corp		2,182,605
Ascena Retail Group Inc		2,149,647
Universal Health Svcs Inc Cl B		2,144,323
Medivation Inc		2,058,678
Dfc Global Corp		2,052,666
Berry Petroleum Co Cl A		2,052,254
Jones Lang Lasalle Inc		2,049,983
Multi Color Co.		2,034,640
Rowan Companies Plc		1,974,075
Carlisle Cos Inc		1,912,638
Nasdaq Omx Group		1,908,763
Valeant Pharmaceuticals (Usa)		1,828,962
Nxp Semiconductors Nv		1,814,256
Parametric Technology Corp		1,749,477
Interactive Brokers Group Inc		1,587,701
Mentor Graphics Corp		1,560,223
Hub Group Inc Cl A		1,541,568
American Campus Cmnty Inc Reit		1,515,371
Ezcorp Inc Cl A Non Vtg		1,514,325
Tcf Financial Corporation		1,482,665
Hanger Inc		1,455,826
Reinsurance Group Of America		1,451,998
Colfax Corp		1,400,952
Clicksoftware Technologies Ltd		1,353,169
Maximus Inc		1,344,057

		(Continued)

Current Value
COMMON STOCK
Global Payments Inc	$1,320,042
Whiting Petroleum Corp	1,318,882
Monolithic Power Sys Inc	1,318,530
Huntington Bancshares Inc	1,303,113
American Eqy Invt Life Hld Co	1,301,952
World Acceptance Corp	1,259,318
Tenneco Inc	1,254,831
Express Inc	1,249,905
Encore Cap Group Inc	1,236,742
Fleetcor Technologies Inc	1,226,439
Signet Jewelers Ltd (US)	1,217,520
Blount Intl Inc	1,206,908
Trimas Corp	1,185,224
Dennys Corp	1,169,048
Web.Com Group Inc	1,159,136
GNC Holdings Inc	1,151,821
Cubesmart	1,144,036
Biomarin Pharmaceutical Inc	1,133,735
Exlservice Holdings Inc	1,127,310
Raymond James Financial Inc.	1,122,764
Jazz Pharma Plc	1,117,200
NCR Corp	1,115,769
Aspen Technologies	1,113,892
Progress Software Corp	1,106,803
Fxcm Inc Class A	1,094,609
Charles River Labs Intl Inc	1,094,124
Gildan Activewear Inc (US)	1,093,742
Innospec Inc	1,091,953
Albemarle Corp	1,077,161
Synta Pharmaceuticals Corp	1,073,200
Steven Madden Ltd	1,071,967
M/A-COM Tech Soln Hldgs Inc	1,068,109
Nationstar Mortgage Hldgs Inc	1,052,391
Ocwen Financial Corp	1,051,882
Genesee & Wyoming Inc Cl A	1,040,774
Hms Holdings Corp	1,030,061
Fiesta Restaurant Group Inc	1,022,610
SBA Communications Corp Cl A	1,021,978
Ryman Hospitality Pptys Inc	1,016,306
Tempur Pedic Intl Inc	992,880
Cytec Industries Inc	963,620
Jack In The Box Inc	945,230
Rockwood Holdings Inc	924,902
Uns Energy Corp	912,878
Spectrum Pharmaceutical Inc	893,298
Belden Inc	891,702
Synopsys Inc	880,376
Equity Lifestyle Pptys Inc	875,443
Redwood Trust Inc Reit	871,186
Forest City Enterprises Cl A	845,776

(Continued)

Current Value
COMMON STOCK
Sovran Self Storage Reit	$833,382
Portfolio Recovery Assoc Inc	824,959
Emcor Group Inc	822,334
Hibbett Sports Inc	820,012
Texas Capital Bancshares Inc	809,449
Vocus Inc	797,568
Cogent Communications Group	788,325
Walter Energy Inc	786,490
Ebix Inc	776,181
Jos. A. Banks Clothiers Inc	770,911
Sourcefire Inc	765,908
Theravance Inc	765,197
Synovus Finanical Corp	746,760
Ingredion Inc	742,234
Nice Systems Ltd Spon Adr	729,864
Cbre Group Inc	709,634
Blucora Inc	691,711
Genomic Health Inc	677,684
Virtusa Corp	671,494
Haemonetics Corp Mass	668,959
General Cable Corp Del	655,640
Constellation Software Inc	651,398
Vera Bradley Inc	643,564
Red Robin Gourmet Burgers Inc	638,043
Brinker International Inc	604,615
Sally Beauty Hldgs Inc	603,156
City National Corp	599,687
ITT Corp	588,377
Papa Johns Intl Inc	575,771
Bruker Corp	574,610
Ixia	569,509
Interval Leisure Group Inc	567,351
G-III Apparel Group Ltd	558,291
Idex Corporation	551,381
Cirrus Logic Inc	540,291
Armstrong World Industries Inc	532,158
Techne Corp	527,585
YM Biosciences Inc	526,932
Furmanite Corp	520,740
Pacific Drilling S.A. (US)	511,648
ACI Worldwide Inc	505,930
Stancorp Finl Group Inc	491,011
Healthsouth Corp	490,385
Body Central Corp	478,777
Callidus Software Inc	463,806
Solazyme Inc	448,727
Silgan Holdings Inc	447,093
Harvard Biosciences Inc	437,838
Liveperson Inc	434,408
Lufkin Industries Inc	417,955

(Continued)

Current Value
COMMON STOCK
Houston Wire & Cable Co	$408,714
Foster Wheeler Ag	408,090
Cabelas Inc	397,878
Education Realty Tr Inc	390,488
Forum Energy Technologies Inc	381,150
AZZ Inc	358,168
Accelrys Inc	348,968
Destination Maternity Inc	347,978
Douglas Emmett Inc Reit	344,607
DSW Inc Cl A	344,084
Innerworkings Inc	333,889
Oxford Industries	312,466
Neurocrine Biosciences Inc	308,101
Responsys Inc	299,132
Quinstreet Inc	298,166
Hackett Group Inc	293,223
Northstar Realty Finance Corp	289,555
Krispy Kreme Doughnuts Inc	280,650
GFI Group Inc	278,932
Compass Minerals Intl Inc	268,956
Pico Holdings Inc	251,551
Unitil Corp	228,614
Regional Management Corp	226,404
Intralinks Hldgs Inc	217,184
Lionbridge Technolgies Inc	210,809
E Trade Financial Corp	194,573
Chefs Warehouse Inc	181,341
Capitalsource Inc	175,325
Broadridge Financial Sol	170,456
Coresite Realty Corp	169,003
Fabrinet	166,878
Chuy's Holdings Inc	161,071
Heckmann Corp	152,455
Bankrate Inc	146,910
Bancorp Inc Del	138,990
Epam Systems Inc	132,492
Syntel Inc	131,831
Cooper Tire & Rubber Company	51,734
Cavium Inc	39,637
Landec Corp	35,303
Innophos Holdings Inc	23,250

Total common stock	306,402,193

FIXED INCOME SECURITIES:
U S Treasury Note .250 10/31/13	12,057,531
U S Treasury Note .250 2/28/14	12,006,564
U S Treasury Note .500 10/15/13	9,925,522
Freddie Mac Gold Giant Pc 4.000 10/1/26	8,671,938
California Taxable Go 7.550 4/01/39	8,218,260

(Continued)

Current Value
FIXED INCOME SECURITIES
U S Treasury Note .250 9/15/15	$6,980,844
Fannie Mae Mega 6.000 3/1/34	6,710,345
Fannie Mae Mega 7.00 3/1/37	6,669,429
U S Treasury Note .250 1/31/14	6,003,750
Fannie Mae Mega 5.500 5/1/23	5,962,388
Freddie Mac Gold Giant Pc 5.500 1/1/40	5,813,011
Fannie Mae Remic .709 10/25/35	5,522,419
Fannie Mae Mega 5.500 6/1/33	5,403,959
U S Treasury Note .375 7/31/13	5,357,522
Fannie Mae Mega 5.500 10/1/23	4,964,026
Citigroup Inc 6.125% 11/21/17	4,774,455
Aol Time Warner 7.7% 5/01/32	4,743,442
Bank Of Amer Mtn 7.625 6/1/19	4,484,896
Ally Finl Inc 4.5% 2/14	4,268,938
Xerox Corp 6.35% 5/15/18	4,207,994
Cox Com Inc 9.375 1/15/19 144A	3,991,528
Fannie Mae Mega 5.500 3/1/24	3,926,373
Freddie Mac Gold Giant Pc 6.000 11/1/36	3,737,396
Fannie Mae Remic 7.000 11/25/40	3,530,217
Bac Cap Tr Xi 6.625% 5/23/36	3,502,634
Time Warner Cab 8.75% 2/14/19	3,452,781
Freddie Mac Gold Giant Pc 5.500 12/1/39	3,345,405
Chait 2012-A8 A8 0.54% 10/17	3,196,000
Boston Scientific 6.4% 6/15/16	3,188,977
Wellpoint Inc 7% 2/15/19	3,170,831
Fannie Mae Mega 4.844 9/1/35	3,057,130
U S Treasury Note 0.125 12/31/13	2,998,125
Ge Cap Mtn 5.5% 1/08/20	2,927,249
Boston Prp Ltd 5.625% 11/15/20	2,895,704
Freddie Mac Gold Giant Pc 5.500 2/1/40	2,868,978
Burlington North San 4.1% 6/21	2,785,625
Union Pac 07-3 6.176% 1/2/31	2,778,358
Dow Chemical 8.55% 5/19	2,764,300
Ford Mtr Cr Llc 5.625% 9/15/15	2,737,585
Fannie Mae Mega 4.000 2/1/27	2,615,480
Capital One Fin 6.75% 9/15/17	2,535,759
Illinois Taxable Go 5.665 3/01/18	2,534,920
Comcast Corp 6.3% 11/15/17	2,532,398
U S Treasury Note .500 11/15/13	2,506,932
New Jersey Turnpike Auth 7.102 1/01/41	2,342,161
Slma 2012-B A2 3.48% 12/30	2,330,969
Citigroup Cap Xiii 7.875% Pfd	2,329,650
Ford Mtr Cr Llc 5.75% 2/01/21	2,302,652
Jpmorgan Chase 4.95% 3/25/20	2,172,936
Rbs Plc 6.125% 1/11/21	2,172,735
Reed Elsevier C 8.625% 1/15/19	2,158,251
Fannie Mae Single-Family Mbs 6.000 9/1/37	2,077,358
Cigna 8.5% 5/01/19	2,076,283
Lafarge Sa 6.5% 7/15/16	2,039,438

(Continued)

Current Value
FIXED INCOME SECURITIES
Lafarge Sa 5.5% 7/09/15 144A	$1,998,000
Sprint Nextel 6% 12/01/16	1,984,688
Wachovia Corp Mtn 5.75% 2/1/18	1,946,118
Fannie Mae Mega 5.139 8/1/38	1,943,479
Fannie Mae Mega 4.849 11/1/15	1,942,425
St Paul Cos 6.25% 6/20/16	1,939,233
Bnsf Railway Co 5.996% 4/01/24	1,896,636
Slm Corp Mtn 6% 1/25/17	1,894,375
Vulcan Material 7.5% 6/15/21	1,852,500
Hsbc Hldgs 6.5% 5/02/36	1,838,235
Fannie Mae Mega 5.500 6/1/40	1,809,994
Exp-Imp Bank Korea 4% 1/11/17	1,767,350
Freddie Mac Gold Giant Pc 5.500 1/01/35	1,729,958
Hca Inc 6.5% 2/15/16	1,728,335
Fannie Mae Single-Family Mbs 5.286 9/1/38	1,709,556
Hsbc Hldgs 6.5% 9/15/37	1,649,604
Legg Mason Inc 5.5% 5/19 144A	1,615,865
Illinois Taxable Go 5.365 3/01/17	1,569,568
Hca Inc 5.75% 3/15/14	1,567,500
Petrobras Intl 5.375% 1/27/21	1,548,003
Rbs Gpr Plc 6.125% 12/15/22	1,528,850
Aig Intl Mtn 8.25% 8/15/18	1,510,401
Dow Chemical 9.4% 5/39	1,478,148
La School Dist Taxable Go 6.758 7/01/34	1,468,269
May Dept Stores 6.9% 1/15/32	1,429,505
Hewlett 3.3% 12/09/16	1,424,626
Illinois Taxable Go 4.961 3/01/16	1,423,903
Cigna Corp 7.875% 5/15/27	1,417,845
Slm Corp Medium 8.45% 6/15/18	1,392,300
Telecom Italia Cap 7.175% 6/19	1,363,588
Freddie Mac Initial Interest Arm Giant 2.850 3/1/38	1,353,049
Time Warner Mtn 8.25% 4/1/19	1,344,044
Fed Dept St 6.9% 4/01/29	1,327,181
May Dept Str Glbl 6.65 7/15/24	1,238,716
Fannie Mae Mega 5.160 1/1/18	1,212,170
Nordstrom Inc Glb 6.25 1/18	1,211,925
Freddie Mac Gold Giant Pc 6.000 11/1/37	1,195,691
Freddie Mac Gold Giant Pc 6.000 10/1/37	1,174,946
California Taxable Go 7.500 4/01/34	1,133,461
Freddie Mac Gold Giant Pc 6.000 5/1/37	1,046,445
Jpmorgan Chase 4.35% 8/15/21	1,033,318
Aig Intl 6.4% 12/15/20	991,742
General Elec 4.375% 9/16/20	947,763
Erp Operat Lp 4.625% 12/15/21	928,348
Fannie Mae Mega 4.529 10/1/38	920,420
Xerox Corp 4.5% 5/15/21	872,696
Healthnet Inc 6.375% 6/1/17	849,000
Telecom Itali 6.999% 6/4/18	828,675
Enel Fin Intl 6% 10/7/39 144A	801,742
Telecom Itali 5.25% 10/01/15	798,000

(Continued)

Current Value
FIXED INCOME SECURITIES
News Amer Inc 6.65% 11/37	$773,312
Comcast Corp 6.95% 8/15/37	743,923
Telecom Italia 4.95% 9/30/14	730,800
Turlock Corp 2.75 11/2/22 144A	721,897
Aig Intl 4.25% 9/15/14	711,044
News America Inc 6.2% 12/15/34	694,709
Hca Inc 6.75% 7/15/13	691,875
General Elec Cap 4.625% 1/7/21	679,932
California Taxable Go 7.300 10/01/39	678,993
Rbs Plc 4.375% 3/16/16	649,050
California Taxable Go 5.700 11/01/21	595,770
Fannie Mae Mega 6.000 3/1/40	595,233
Freddie Mac Gold Giant Pc 6.000 2/1/39	593,299
Hsbc Holdings Plc 5.1% 4/05/21	589,872
Freddie Mac Gold Giant Pc 6.000 12/1/37	573,553
Ford Mtr Cr Llc 4.25% 9/20/22	554,508
Capital One Fin 4.75% 7/15/21	547,205
Cigna 4% 2/15/22	491,402
Cox Comm Inc 3.25 12/15/22 144	489,266
Hca Inc 6.375% 1/15/15	483,750
Freddie Mac Gold Giant Pc 6.000 1/1/39	460,859
Macys Retail Hldgs 7% 2/15/28	419,298
Vulcan Material 6.5% 12/01/16	413,438
Royal Bk Of Scot Mtn5.625 8/20	347,984
Fannie Mae Mega 6.500 8/1/39	311,731
Turlock Corp 1.5% 11/2/17 144A	300,501
Sprint Cap Glbl 6.9% 5/01/19	272,500
Freddie Mac Gold Giant Multilender 6.000 5/1/38	248,958
Federated Rtl 6.375% 3/15/37	210,129
Freddie Mac Initial Interest Rate Giant 6.500 2/01/38	202,633
Fannie Mae Single-Family Mbs 6.500 10/1/37	144,568
Fannie Mae Mega 6.500 12/1/37	132,127
Freddie Mac Initial Interest Fully Amortizing Pc 6.500 8/1/36	28,431

Total fixed income securities	315,991,090

OTHER INVESTMENTS:
Cash/cash equivalents	23,475,179
Self managed brokerage account (less cash and cash equivalents)	43,089,872
Participant loans (interest ranging from 3.25% to 10.50%
and maturity dates ranging from January 2013 - December 2031)	154,449,867

Total other investments	221,014,918

TOTAL INVESTMENTS	$4,951,518,588

* Known party in-interest	(Concluded)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITEDHEALTH GROUP 401(K) SAVINGS PLAN
By:UNITEDHEALTH GROUP INCORPORATED, the Plan Administrator
Dated: June 18, 2013	By:	/s/ Eric S. Rangen
Eric S. Rangen Senior Vice President and Chief Accounting Officer